LEAD INVESTOR



Matthew Brown Matthew Brown

NWIcode is the future of mobile app development. It provides a very affordable option for business owners to have their own Mobile App. Today, everyone has a website or uses social networks for marketing, which is good, but not the ideal option. Having a mobile app, you are assured that your messages are being received and opened and read. I personally am a NWIcode user and love it. It makes creating and managing mobile apps very easy and allows you many options for updating things without actually having to update the whole app. NWIcode has the ability to make Mobile Apps as easy as having a website.

Invested $1,000 this round